November 12, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control - Edgar

RE: RiverSource Life Insurance Company
    RiverSource Variable Annuity Account
          Request for Withdrawal of Post-Effective Amendment No. 8 on Form N-4 File Nos. 333-139759/811-7195
          Accession Number: 0000950152-08-007257

Dear Commissioners:

On or about September 15, 2008, RiverSource Life Insurance Company (the "Company") on behalf of RiverSource Variable Annuity Account ("Registrant") filed electronically Registrant's Post-Effective Amendment No. 8 ("Amendment No. 8") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933.

Pursuant to Rule 477(a) of the Securities Act of 1933, Registrant hereby respectfully requests withdrawal of the filing captioned above.

The Amendment No. 8 was filed as a template filing to add new optional living benefit rider, SecureSource Stages rider, to increase the current fee for the Accumulation Benefit rider, and to expand the offer of optional living benefits to contract option C. The Company has since determined not to move forward with this initiative at this time and will file another post-effective amendment at the later date. No securities have been issued in connection with the Amendment No.8.

The Amendment No.8 has not yet become effective, but will become effective on November 17, 2008, pursuant to Rule 485(a) of the Securities Act of 1933. Therefore, the Company and the Registrant respectfully request that an order be issued granting their request for withdrawal of the Amendment No.8 as soon as is practicable.

If you have any questions, please contact me at 612-671-2237 or Boba Selimovic at 612-671-7449.

Sincerely,


/s/ Rodney J. Vessels
-------------------------------------
Rodney J. Vessels
Assistant General Counsel and
Assistant Secretary
RiverSource Life Insurance Company